

16012448

SEC Mail Processing Section
FEB 25 2016
Washington DC
409

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66746

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NAFA CAPITAL MARKETS, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 N. BROADWAY, SUITE 2550
(No. and Street)

OKLAHOMA CITY	OK	73102
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN E. FRYREAR 405-272-9290
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & CO, L.L.P
(Name – *if individual, state last, first, middle name*)

8750 N. CENTRAL EXPRESSWAY, STE 300	DALLAS	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, JOHN E. FRYREAR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NAFA CAPITAL MARKETS, LLC, as of 12/31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Oklahoma
County of Oklahoma
Signed before me on February 22, 2016
by John E. Fryrear

Signature

President
Title

Notary Public



JONE K. NELSON
NOTARY
05009646
EXP. 10/16/17
PUBLIC
STATE OF OKLAHOMA

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CF ACCOUNTANTS CONSULTANTS 60 YEARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
NAFA Capital Markets, LLC

We have audited the accompanying statement of financial condition of NAFA Capital Markets, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in members' equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NAFA Capital Markets, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedules I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.



CF & Co., L.L.P.

Dallas, Texas
February 22, 2016

NAFA CAPITAL MARKETS, LLC

Statement of Financial Condition

December 31, 2015

ASSETS

Cash and cash equivalents	$	98,703
Deposits with clearing broker-dealer		100,000
Receivable from clearing broker-dealer		66,823
Fees receivable		20,296
Prepaid expenses		6,824
Furniture, equipment and leasehold improvements at cost,		
less accumulated depreciation and amortization of $80,653		2,793
Other assets		3,416
Total Assets	$	298,855

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	11,907
Total liabilities		11,907
Members' equity		286,948
Total Liabilities and Members' Equity	$	298,855

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC

Statement of Income

For the Year Ended December 31, 2015

Revenues:		
Commissions	$	1,213,201
Fee income		97,814
		1,311,015
Expenses:		
Employee compensation and benefits		984,860
Brokerage and clearing fees		35,481
Communications		14,713
Occupancy and equipment costs		63,761
Promotions costs		45,584
Data processing costs		24,651
Regulatory fees and expenses		14,448
Other		79,445
		1,262,943
Net Income	$	48,072

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2015

Members' equity, beginning of year	$	238,876
Net Income		48,072
Members' equity, end of year	$	286,948

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC

Statement of Changes in Liabilities Subordinated to Claims of Creditors

For the Year Ended December 31, 2015

Balance at December 31, 2014	$	--
Increases		--
Decreases		--
Balance at December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash flows from operating activities		
Net income (loss)	$	48,072
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation expense		4,565
Change in operating assets and liabilities:		
Decrease in receivable from clearing broker-dealer		20,612
Decrease in fee receivables		5,981
Decrease in prepaid expenses		1,225
Decrease in deferred income		(13,000)
Decrease in accounts payable and accrued expenses		(470)
Net cash provided (used) by operating activities		66,985
Cash flows from Investing activities		
Purchases of equipment		(850)
Net cash provided (used) by investing activities		(850)
Net increase (decrease) in cash and cash equivalents		66,135
Cash and cash equivalents at beginning of year		32,568
Cash and cash equivalents at end of year	$	98,703
Supplemental disclosures		
Cash paid for:		
Income taxes	$	--
Interest	$	--

The accompanying notes are an integral part of these financial statements.

NAFA CAPITAL MARKETS, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Organization and Nature of Business

NAFA Capital Markets, LLC (the "Company") is an Oklahoma Limited Liability Company. Each member's liability is limited to its capital account. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all the funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. In accordance with the provisions of this rule, the Company executes all of its customers' transactions on a fully-disclosed basis, through an unaffiliated clearing broker-dealer which carries the accounts and securities of the Company's customers.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The financial statements present the financial position and results of operations of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions and agency transactions.

Securities Transactions

Profit and loss arising from all securities transactions entered into for the account and risk of the Company are determined using the specific identification method and are recorded on a trade date basis.

Customer securities transactions (and related commission revenue and expense) are recorded on a trade date basis.

Fee Income

The Company entered into investment advisory relationships with some of its clients. It receives quarterly management fees in arrears based on assets under management. Also, the Company earns advisory revenues from investment banking, financial and advisory services which include retainer fees and success fees. Retainer fees are recorded on a pro rata basis as the services related to the underlying transaction are earned under the terms of the engagement. Success fees are recorded when the underlying transactions are consummated.

Statement of Cash Flows

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation is provided principally by the straight-line method using estimated useful lives of three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 2 - Summary of Significant Accounting Policies, continued

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statutes of limitations, generally three years from the date of filing.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recent Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers, which provides guidance for revenue recognition. This ASU's core principle is that an entity will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the entity expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. In August 2015, the FASB issued ASU No. 2015-14, which deferred the effective date of ASU 2014-09 one additional year. The ASU will be effective commencing with the Company's year ending December 31 , 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

Note 3 - Deposits with and Receivable from Clearing Broker-Dealers

Deposits with clearing broker-dealers include cash required to be maintained at the clearing broker-dealer for clearing and trading activities. Receivable from clearing broker-dealer is comprised of commissions and other items. Such amounts are normally collected within five days after month end.

Note 4 - Furniture, Equipment and Leasehold Improvements

A summary of furniture, equipment and leasehold improvements at December 31, 2015 is as follows:

Furniture and fixtures	$ 26,925
Equipment	36,636
Leasehold improvements	19,885
	83,446
Less accumulated depreciation and amortization	80,653
	$ 2,793

Note 5 - Commitments and Contingent Liabilities

Financial Instruments with Off-Balance-Sheet Risk

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The majority of the Company's transactions with off-balance-sheet risk are short-term in duration. In such instances, the Company is required to indemnify its clearing broker-dealer. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2015.

Note 6 - Concentrations Risks

The Company has five customers located in Oklahoma who make up approximately 92% of its revenues. If these relationships are terminated the Company may be exposed to financial risk.

The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant risk.

Note 7 - Operating Lease

The Company entered into a 12-month extension of its office lease agreement, effective November 2015. The lease expires October 31, 2016. The monthly basic rent under the agreement is $4,440 per month. Rental expense for the year was $55,810.

Note 8 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $253,619 which was $153,619 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital ratio was .05 to 1.

The Company is exempt from the Securities and Exchange Commission Customer Protection Rules (SEC rule 15c3-3), which relate to reserves and custody of securities, under section (k)(2)(ii) of this rule.

Supplemental Information Pursuant to Rule 17a-5
of the Securities Exchange Act of 1934, as of
December 31, 2015

Schedule I

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF NET CAPITAL

Total Members' Equity qualified for net capital		$ 286,948
Deductions and/or charges		
Non-allowable assets:		
Fees receivable	$ 20,296	
Prepaid expenses	6,824	
Furniture, equipment and leasehold improvements	2,793	
Other assets	3,416	33,329
Net capital		$ 253,619

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accounts payable and accrued expenses	$ 11,907
Deferred Income	$ -
Total aggregate indebtedness	$ 11,907

Schedule I (continued)

NAFA CAPITAL MARKETS, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 794
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 153,619
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$ 133,619
Ratio: Aggregate indebtedness to net capital	0.05 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There were no material differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Schedule II

NAFA CAPITAL MARKETS, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under Section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Hilltop Securities, Inc.

 ACCOUNTANTS CONSULTANTS 

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON MANAGEMENT'S EXEMPTION REPORT

To the Board of Members
NAFA Capital Markets, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* NAFA Capital Markets, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which NAFA Capital Markets, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and *(b)* NAFA Capital Markets, LLC stated that NAFA Capital Markets, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. NAFA Capital Markets, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about NAFA Capital Markets, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CF & Co., L.L.P.

Dallas, Texas
February 22, 2016

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

#18



NAFA
capital**markets**

EXEMPTION REPORT

DECEMBER 31, 2015

Comes now the firm and makes the following statements that we believe are true and accurate to the best of our knowledge and belief:

1. The firm is exempt from the provisions of §240.15c3-3(k)(2)(ii).
2. The firm met the identified exemption provisions in §240.15c3-3(k)(2)(ii) from January 1, 2015 through December 31, 2015 without exception.

John Fryrear
President

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

DECEMBER 31, 2015


ACCOUNTANTS
CONSULTANTS


INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Members
NAFA Capital Markets, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by NAFA Capital Markets, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating NAFA Capital Markets, LLC's compliance with the applicable instructions of the Form SIPC-7. NAFA Capital Markets, LLC's management is responsible for NAFA Capital Markets, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants ("AICPA"). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.
2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015 with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 22, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member:
CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

19*19*******2693*******************MIXED AADC 220
066746 FINRA DEC
NAFA CAPITAL MARKETS LLC
100 N BROADWAY AVE STE 2550
OKLAHOMA CITY OK 73102-8826

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JOHN FRYREAR
405-272-9290

2. A. General Assessment (item 2e from page 2) $ 3,189

B. Less payment made with SIPC-6 filed (exclude interest) (1,514)

7-22-2015
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1,675

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,675

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,675

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.



NAFA CAPITAL MARKETS, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature) JOHN FRYREAR

PRESIDENT
(Title)

Dated the 2nd day of FEBRUARY, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2015 and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,311,015
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	43
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	35,481
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	35,524
2d. SIPC Net Operating Revenues	$ 1,275,491
2e. General Assessment @ .0025	$ 3,189
	(to page 1, line 2.A.)